SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 21, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on August 20, 2007 on the Hong Kong Stock Exchange’s website at http://main.ednews.hk/listedco/listconews/search/search_active_main.asp that the Company entered into an Aircraft Acquisition Agreement with the Boeing Company on August 20, 2007 to acquire 55 Boeing B737 and B737-800 aircrafts. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: August 21, 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

VERY SUBSTANTIAL ACQUISITION

The Directors hereby announce that on 20 August 2007 (after trading hours) the Company entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the Boeing Aircraft from Boeing.

The Directors believe that the acquisitions of the Boeing Aircraft is beneficial to the implementation of the Company’s development strategy and improvement of the Company’s operating capacity in order to accommodate the continuous growth in demand for aviation services in the PRC. It is also believed that the Acquisition will facilitate the implementation of the Company’s plan to replace its old aircraft with new aircraft and enhance the competitiveness and core competence of the Company. Therefore, the Directors, including the independent non-executive Directors, believe that the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its shareholders as a whole.

Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the Acquisition, aggregated with the Previous Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 100%, the Acquisition together with the Previous Boeing Aircraft Purchase together constitute a very substantial acquisition of the Company, and therefore is subject to approval by the Company’s shareholders under Rule 14.49 of the Listing Rules. This announcement is also made pursuant to Rule 13.09(1) of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolutions to approve the Boeing Aircraft Acquisition Agreement.

The Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The Company will send a circular containing the information required under the Listing Rules in relation to the Boeing Aircraft Acquisition Agreement within 21 days after the publication of this announcement.

The Directors collectively and individually warrant that the information set out in this announcement does not contain any misrepresentation, misleading statement or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

The Board hereby announces that pursuant to the articles of association of the Company, the Board considered and approved the following resolutions on 20 August 2007 (after trading hours):

(a)	the Boeing Aircraft Acquisition Agreement entered into between the Company and Boeing, pursuant to which the Company would purchase the Boeing Aircraft from Boeing; and

(b)	the convening of general meeting of the shareholders to approve the Boeing Aircraft Acquisition Agreement.

All the attending Directors participated in considering and approving the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Company’s articles of association.

On 20 August 2007 (after trading hours), the Company entered into the Boeing Aircraft Acquisition Agreement, pursuant to which the Company agreed to purchase the Boeing Aircraft from Boeing in accordance with the terms and conditions thereof.

BOEING AIRCRAFT ACQUISITION AGREEMENT

Date:

20 August 2007

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)
The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

55 Boeing B737-700 and B737-800 aircraft

Consideration

According to the information provided by Boeing, the catalogue price of a Boeing B737-700 aircraft is in the range of US$57 - US$67.5 million and a Boeing B737-800 aircraft is in the range of US$70.5 - US$79 million. Such catalogue price includes price for airframe and engine.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into in accordance with the customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing in relation to the Boeing Aircraft, in the form of credit memoranda which could be used to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after arm’s length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules, (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

The Board is of the view that the extent of the price concessions granted to the Company in the Acquisition is comparable with the price concessions that the Group had obtained in the Previous Boeing Aircraft Acquisition Agreements. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the Previous Boeing Aircraft Acquisition Agreements on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the acquisition of the Boeing Aircraft will be partly payable by cash of the Company, and partly by financing arrangements with banking institutions. Further information in respect of the payment terms will be disclosed in the circular containing the information required under the Listing Rules in relation to the Acquisition to be circulated within 21 days after the publication of this announcement. The Boeing Aircraft will be delivered in stages to the Company during the period commencing from May 2011 to October 2013.

Source of funding

The Acquisition will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its articles of association and comply with the applicable Listing Rules when it enters into any agreement with any commercial bank for financing the Acquisition.

IMPLICATIONS UNDER THE LISTING RULES

The Group has acquired in aggregate 37 Boeing B737-800 aircraft and six Boeing B777F freighters from Boeing within 12 months from the date of this announcement. Please refer to the announcements published by the Company on 24 August 2006, 16 October 2006 and 16 July 2007 for further details of these previous acquisitions. Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the Acquisition, aggregated with the Previous Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 100%, the Acquisition together with the Previous Boeing Aircraft Purchase constitute a very substantial acquisition of the Company, and therefore is subject to approval by the Company’s shareholders under Rule 14.49 of the Listing Rules. This announcement is also made pursuant to Rule 13.09(1) of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

The Acquisition is subject to the approval of the relevant government authorities in the PRC and is required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

REASONS FOR THE ACQUISITION

The Directors believe that the Acquisition is beneficial to the implementation of the Company’s development strategy and improvement of the Company’s operating capacity in order to accommodate the continuous growth in demand for aviation services in the PRC. It is also believed that the Acquisition will facilitate the implementation of the Company’s plan to replace its old aircraft with new aircraft and enhance the competitiveness and core competence of the Company. The Boeing Aircraft, in addition to the 37 Boeing B737-800 aircraft, the six Boeing B777F freighters and the 20 Airbus A320 series aircraft acquired by the Group in the past 12 months from the date of this announcement, will increase the ATKs of the Group by 32.8%.

The Directors, including the independent non-executive Directors, believe that the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its shareholders as a whole.

FURTHER INFORMATION

The Company will send a circular containing the information required under the Listing Rules in relation to the Acquisition within 21 days after the publication of this announcement. A notice to the shareholders of the Company convening a general meeting of the shareholders to approve the Acquisition will be despatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

“Acquisition”	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement

“available tonne kilometers” or “ATKs”	the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown

“Board”	the board of Directors

“Boeing”	the Boeing Company, a company incorporated in the State of Delaware of the United States of America

“Boeing Aircraft”	55 Boeing B737-700 and B737-800 aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement entered into between Boeing and the Company on 20 August 2007, pursuant to which the Company agreed to acquire and Boeing agreed to sell the Boeing Aircraft

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China

“Previous Boeing Aircraft Acquisition Agreements”
the agreements dated 22 August 2006, 13 October 2006 and 16 July 2007, entered into between Xiamen Airlines as purchaser and Boeing as vendor pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell in aggregate of 37 Boeing B737-800 aircraft

“Previous Boeing Aircraft Purchase”
the acquisition from Boeing of (a) six Boeing B737-800 aircraft by Xiamen Airlines on 22 August 2006, (b) six Boeing B737-800 aircraft by Xiamen Airlines on 13 October 2006, (c) six Boeing B777F freighters by the Company on 13 October 2006 and (d) 25 Boeing B737-800 aircraft by Xiamen Airlines on 16 July 2007

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
20 August 2007

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.